Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of a presentation by Omniture, Inc. Chief Executive Officer Josh James at the Credit Suisse 2007 Annual Technology Conference held on November 27, 2007 at approximately 4:00pm Eastern time.

FINAL TRANSCRIPT OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference Event Date/Time: Nov. 27. 2007 / 4:00PM ET www.streetevents.com Contact Us © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference CORPORATE PARTICIPANTS Josh James Omniture Inc. — CEO CONFERENCE CALL PARTICIPANTS Jason Maynard Credit Suisse — Analyst PRESENTATION Jason Maynard — Credit Suisse - Analyst All right everybody, I’d like to welcome you to the first session after lunch. So if you weren’t you know food comatose to set in here — let’s get going, so. We have got with us Josh James, the CEO of Omniture. Josh, the floor is yours. Josh James — Omniture Inc. — CEO Thank you very much for being here today. Appreciate your time. We’re going to be making some forward-looking statements and also going to be using some non-GAAP information. If you want to get more details on that, you can go to ompr.com. So Omniture, I want to talk about the highlights of our business, the things that make it interesting to us and interesting to us as investors and shareholders. So, first of all, we have a multi-billion dollar opportunity and it grows and scales with the secular growth of the Internet. So that’s one thing that is certainly nice. We charge like cell phone companies charge, instead of charging for minutes we charge for hits. So as hits go up and they are all going up on the web right now, we get to charge more money. That’s been really — we’ve been really fortunate and that should continue for quite some time. We also have a platform that really helps us offer many additional products to our customers. And our customers are coming to us and asking us to do additional things from this. It is a very fragmented market and because we actually have the data for our customers, it really helps put us in a position to sell them a lot of additional products and services. So what we do is, we are an on demand business and we help our customers understand who’s coming to the website, where they are coming from, how much time they are spending on the site, so web analytics. And in addition to that once they are there we help them optimize their traffic. So convert the customers more effectively and we also help them get their customers there. So on the advertising front we help them manage all their campaigns. So we started out with analytics, understand everything that has taken place on our customers websites, to help you get them there more effectively, and then once they are there we help you to convert your customers more effectively. The third thing is we help our customers; we are not helping them decrease their costs or make their life a little better, we are actually increasing their sales and increasing their profits. So in addition to the web analytics it’s not just the reports and the data, it’s not like a business intelligence type company, we are actually taking this data and our customers are using it in real time to change how much they are bidding on a keyword on Google for instance. Instead of saying I am willing to pay $10, say I’m willing to pay any amount of money as long as I’m getting a 3x return on that investment. So that’s the way our customers are using the data to increase their sales and profits. Fourth, we have, because it is an on demand business, we have a very scalable and predictable recurring revenue stream. I think the most important question when you think about recurring revenue stream, the most important question for me in my own business has always been what’s my retention? And our retention has always been north of 95% on a nominal basis. And then on a revenue basis it has been north of 110%. So out of 100 customers, the next year we may only have 95 or 96 of those 100 www.streetevents.com Contact Us 1 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference customers, but the revenue from, let’s say the 100 customers, will say will generate $1 million for us. In year two, from the 96 customers that revenue has generated north of $1.1 million for us. So, greater than 110% revenue retention and then our business has been performing really well over the last several years and the team that got us to this point is still the team that’s here. I think that’s something that’s — that gives me a lot of confidence. We are, there is not a lot of, it’s not like we are relying on a bunch of new people in order to help us accomplish the next milestones that are in front of us. So, I wanted to address a little bit about what’s going on with Google and DoubleClick and [Aquanas] and Microsoft and some of the other things that we’re seeing, some of the other transactions that we are seeing out there and how the dynamics of online advertising has really been changing. So if you are an advertiser you’re going to be placing dollars in all these places. Not only with Google, but also MSN, Yahoo, and a bunch of other locations, a bunch of other ad networks, a bunch of places like for instance Gannett and you know, the other local newspapers that may be in your area. And these are some of customers up here at the top, and these customers, GM is one of our customers, they are placing dollars in all these locations. And — with the way they are placing their dollars, if you were to say for instance, instead of GM you were JoesSurfShop.com, you might be using Google Analytics, because Google has a free product, we have obviously a pay product, Google has a free product. We all know that nothing’s really free. What are they getting out of it by getting your data? And so if you are Joe’s Surf Shop you might not care because you only got two people in your company and your only spending money with Google. For Google it’s great that you have analytics because that helps you identify how you can spend, how you can convert your customers more effectively. Therefore, you can go and spend more dollars on the advertising. So it’s great for Google, that’s why they are willing to give you this data for free. But if you are anyone else besides Joe’s Surf Shop or those you know, the long end of the tail, then you are going to want to compare your results for your Google ad spend compared to the Microsoft ad spend, compared to all the other ad spends you are doing online. And in that type of a situation, you know you are going to need something that measures the results across all of these different channels. So we are actually getting in data from Google, we are getting data feeds from Yahoo, we getting data feeds from Microsoft. We are collecting all the information and then helping our customers understand the results as an independent third party. And then not only are they doing this with the search engines, they are doing this with all the ad banners that are out there and they’re taking them, our customers allocate the dollars based on how all this areas are performing. And then in addition to the online spend, we are also seeing our customers spend, they want to compare their online spend to their offline spend, so whether how your radio ads are performing, how your television ads performing, direct mail, et cetera. And in order to understand that you have to have all the data in one place. So what we are seeing now is our customers are starting to send other data from point of sale systems from places where there, all the on demand video that’s out there. Comcast is a big customer of ours. And they are starting to measure the results of their advertising across all of these different channels. And that really puts them in a position to then optimize their spend. The old adage that 50% of marketing works; I just don’t which 50%. That’s gone, certainly, because you can immediately identify. What happens is customers immediately identify which 50% isn’t working, they cut that and then they take that money and they go and they double down in the areas that really were working. And that’s why you are continuing to see the keywords, the price of the keywords climb on search engines, because that has been an area that has been really effective. And then, as I mentioned earlier, once they have that data, then they are using that data to change the way their websites working. So, for instance, if you go into, one of the things our customers will do for instance, if you are a customer and you are shopping and you bought a pair of jeans, but you didn’t buy a belt, but you looked at a belt, our customers want to send that user an e-mail that says here’s a 10% discount on belts. By the same token, if someone comes in on a keyword on Google and they type in high fashion jeans and they come to the website, should you show them the discounted pair of jeans like you does everybody www.streetevents.com Contact Us 2 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference else, or should you show them the most expensive pair of jeans that you have? And our products now take that data that we have and leverage that data so that you change your website in real time to offer a customized personalized experience to your customers. So, and the real message here at the beginning is just, you know, Microsoft, Google, Yahoo are they important, yes they are very important pieces of the puzzle, but that’s all they are, is pieces of the puzzle. And if you really want to understand what’s going on in your entire online business then you are going to need something like Omniture. So, our performance, we have been growing very rapidly. I think we grew over 100% for five years in a row. We are not growing at 100% anymore, I apologize, but we are still growing very rapidly, and continuing to see a lot of opportunity out there in the marketplace. We also have our customer growth. We are up to over 2,700 customers now and we just announced an acquisition about one month ago, Visual Sciences, and they have an incremental 1,500 customers, so we feel like we are doing pretty well and have a good footprint out there. And I going to talk a little bit about penetration here in a minute, but still feel like there is a tremendous amount of opportunity out there. Our customer growth has been trending really well. And then we also have our usage, this is something that most people have overlooked in realizing the competitive advantage that we have here, and the barrier to entry. We actually have over 8,000, over 9,000 servers that manage our business and we are tracking up over 550 billion transactions every single quarter. We are managing over 550 billion transactions every quarter. So, that’s, I think it’s about three times more than all of Yahoo’s traffic combined, and it’s because we are taking and managing all these transactions for all of our customers. So we’ve kind of gone through all the learning curve that all of our competitors will need to go through if they want to compete with us. If they want to be able to get customers like Major League Baseball, who when the Chicago Cub tickets go on sale, not many Cubs fans around here, but I’m from Chicago so, when the Cubs tickets go on sale, you have 100x increase in traffic versus the day before. If you are a software company you would have to bill out your total solution to manage that 100x increase in traffic. But with our solution with our on demand solution, our 9,000 servers, we are able to handle that and keep the data available in real time. World Series the same thing, right now all of our retailers, about 25% of our business comes from retailers, they want to know what’s going on in real time. Wal-Mart is one of our big customers. Wal-Mart used to be with one of our competitors. They lost the data during Christmas season, they are no longer working with them, and they are working with us. So, we have been able to, over time, make all the mistakes that we’ve needed to make I think on the scalability front, so that we really have a very scalable solution to this point. And then over the last year we have also been really able to expand our portfolio from a product perspective. The things that we are interested in doing are the things that really leverage the data that we have. So we have all this data for web analytics and we’ve been able to acquire some additional companies and build up some additional products that leverage that data. So for instance, SiteCatalyst is the flagship product. Our DataWarehouse and Discover are other ways of looking at the data. DataWarehouse is a traditional data warehouse. Discover allows you to really surf through the data and understand exactly how people are using the products and how people are using your website. So for instance, if you wanted to identify with Discover, show me everybody that purchased a Sony laptop that spent more than $2,000 with us every year for the last three years that came from Yahoo, and you make that create into a data warehouse it’s going to take 12, 18, 24 hours for the results to come back. With Discover it all happens in real time. It leverages those thousands of servers that we have and you get the answer back immediately. If the answer comes back and it says zero, which sometimes it does, you can go back and tweak it and say okay show me somebody that spent more than $1,000 instead of $2,000 in the last three years, and then it shows you 500 customers. Okay, that’s an interesting segment, let’s look at this. www.streetevents.com Contact Us 3 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference With the data warehouse, if the answer came back with zero, first of all if you had to wait twelve hours if you are a marketer you are done, you’re not spending anymore time and all of our customers are marketers, so the Discover gives you this instant gratification, which is something that’s really important. SearchCenter, I eluded to this earlier, this manages your keywords across all the different search engines. So it helps you understand how effectively you are spending your dollars and then changes your bids in real time. So, it’s funny because our number one competitor for search center is Excel. The vast majority, if you looked at the top of the list of the top 100 retailers on the web, the vast majority of them are using Excel to manage their keyword buys on Google and Yahoo and Microsoft. Shocking, but you know that have tens of thousands of keywords and they don’t even update them in real time because they have some many keywords, they go and they manage them, they update them, and maybe once a week if they are really aggressive, some of them update them once a quarter, and these are the best retailers on the web. So what we do is we automate that whole process. And not only do we automate it, then we help you optimize it, because we allow you to bid based on the results. So much of the web was built around clicks and views, and what we are all about is success. So how many sales did you get? What was the return on that investment? And does it matter about the one off, because you might have been selling something that was just really expensive, and was a loss leader. So if you want to look at the results just based on that loss leader, or do you want to look at that lifetime value of that customer, because we have all the data of everything takes place on that website, we can then tie that to the keyword buy and then automate that entire process. Omniture Genesis is a product that we are the leader in our space. I can mention that we compete with Google, but for the enterprise customers that are really serious about the web and want to have an independent company help them understand what’s going on, they’re going to lean towards Omniture and that helped us go out into the market and create an ecosystem where we went out to our partners and said, okay, this is where the best customers are, if you want to have access to these customers here’s a set of APIs, and we are able to launch Genesis and the icing is now, if you want to use our product and you want to use an e-mail vendor to send that e-mail out to the person that you want to give a discount to on belts, we don’t really care which vendor you use, we work with all of them, and if you want to switch from one to the other it’s not a big integration deal. Using our product and using Genesis you can easily switch between the two. And as I mentioned, I alluded to just briefly to being independent, I think that’s really important and that’s something that I failed to mention earlier when we were talking about Google, if you are thinking about using Google to measure the results of your site, to measure your advertising, first of all, like I said, it makes our customers really, really nervous. To give that data up to Google and so for the most part they don’t. Beyond that I think if you were getting that data and even if Google was 100% transparent, if Google Analytics told you, “hi we’re Google Analytics and we suggest based on the data that we have you should spend more money on Google.” It’s just no matter how true or transparent may be, no one’s going to believe it, and they want to have an independent third party measuring that. So that’s really one of the big differences that we’ll always inherently have compared to Google. The last product I want to talk about briefly is TouchClarity. TouchClarity is a product that we purchased, a company that we bought in Q1, and it allows you to do personalization. So, if you are going to, let’s say for instance the New York Times website, some of you live in New York and you like to have the local information there on the front page, I don’t, I frankly don’t want to see any of that, but every time I go there they still show it to me. And it would be nice if they could tell, based on my geo location, based on the types of stories that I looked at every time I was there, and if they started to cater the stories to me. If they found out that, well if he read A and B, we know based on the other 5,000 customers that read A and B he also is probably going to like C, they should show me C. The more relevant they make my experience the more likely I am to come back, and then therefore they get increased advertising inventory. And then there’s one other product that is not up here that we acquired a company called Offermatica. And what Offermatica does is, this transaction hasn’t closed yet, but what Offermatica allows you to do is do testing. So, once again, it’s all about giving www.streetevents.com Contact Us 4 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference the power and control to the marketer. For a long time on the web the marketers haven’t been able to really market. They’ve had to been kind of technical and they’ve had to work with IT to figure out how to make things work more effectively, we are trying to give the power back to the marketers. So what Offermatica allows you to do is if you want to test landing page A versus landing page B, for that keyword that you got on Google, do you know 10,000 visitors come everyday to your site, and you want to test those two, we allow you to do it without talking to IT. And that it measures the results and then you can start doing it by segments. For this board we want this page, for this board we want this page, for this we want this page, you can test as many things as you want. So that’s what Offermatica allows you to do. Once again, it leverages that data that we have. So all of these things combined have really put us in a position where we are the leader in the space. We’ve got, when you look at, we’ve got 17 of the top 20 newspaper sites are our customers. We have more Fortune 200 customers than the rest of the competition combined. This is before the Visual Sciences acquisition. We’ve got more of the top internet retailer 500 than anybody else. So we’ve just been really successful at establishing this leadership position and there’s definitely a market where to the leader goes the spoils, because it’s something that when we are in these situations talking to our customers, whether they are ready or not to integrate with the rest of our partners, they just want to know that they can, and they will buy our product because of that. Knowing that they have the flexibility to evolve and grow with us as an organization. Skip through that. So, I talked about some of the organizations that use us, there’s also in addition the enterprise customers, there’s hundreds of other companies that use us in the mid-market space. So this is just from customers who signed up just in one quarter, we think about our business segments, there are a couple of different segments. There’s our mid-market space, and that’s these customers. We have our enterprise space that I’ve talked about, and our international space. The nice thing is all of them get the exact same product; we just end up selling and servicing these customers a little differently. And the other thing that we have seen with our mid market customers is no matter who they are they emulate one of our enterprise customers, and the fact that they get the exact same product is really empowering to them it feels like we kind of level the playing field for them, so that’s another thing that’s nice about the on demand business. I want to talk a little bit about market penetration. So we’ve got, the way we think about our enterprise business is the top 10,000 sites on the web. These are Alexa rankings based on your traffic. In the top 10,000 sites, being our enterprise, and then from 10,000 to number 200,000, that’s our mid market — did I say that backwards? 100,000 enterprise, 10,000-200,000 is our mid-market space. And if you look at the penetration that exists there, we have about 7 % or 8% penetration in the enterprise space, and about 3% or 4% penetration in the mid-market space. So it’s still wide open. And if you take and you want to talk about market size and market opportunity, if you take and extrapolate out, this is what our customers are paying us. So we went through and mapped out every single one of our customers that we have by ranking and with the dollars that they are paying us along the left side and if you take that and extrapolate that out and look at that the market opportunity is, at 50% penetration it’s a $3 billion to $4 billion oppor tunity. And that’s just currently what they are paying us. I showed you that product page of all those separate products, of those products we’ve really only been selling one. The rest of these products have come online the last 12 months. So there is a lot of incremental opportunity. Every time we sell Discover we are looking at a 25% to 50% uplift. Every time we sell SearchCenter, 25% uplift, Offermatica is about a 100% uplift, TouchClarity is 100% uplift. So a lot of additional opportunity. The long-term business, we definitely continue to be in high growth investment mode. We could drop a lot more to the bottom line if we wanted to, but we’ve got a lot of our investors pounding the table saying growing as fast as you possibly can. We’ve tried to find a mix where we think that, we’ve been adding 1% incrementally to the bottom line per quarter for the last several www.streetevents.com Contact Us 5 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference quarters, and we’ve talked about getting to 10% operating margins by the end of next year, and we will continue to march towards that. But you can look at when our growth slows down; we get down in to the 30% growth range, only 30% growth range, that’s when we will start dropping it to the bottom line. So we think there’s a really long term healthy model. We just want these percentages to be of a really big number instead of a smaller number. And I think we are about time for questions, so I’ll open it up to questions. Q U E S T I O N S A N D A N S W E R S Jason Maynard — Credit Suisse — Analyst We’ve got about five minutes here in this room before we go the break. But Josh maybe for the benefit of everyone here, could you walk us through the strategic rationale behind the Visual Sciences. Josh James — Omniture Inc. — CEO Sure, could you go back one slide please? So, Visual Sciences, the way we’ve always looked at our competitors on the domestic front is that we have always said we are never going to do a transaction unless it makes financial sense. We’ve always been interested in doing a transaction, but it had to make financial sense purely, and then if it makes financial sense then we wanted to see if there was strategic rationale. So Visual Sciences, we made an offer, they didn’t accept it, and then they came back and said okay maybe the number does make sense. So we were very cautious about the way that we went about looking at this opportunity. And with Visual Sciences, I guess the biggest thing that it does; they had this business with HBX their customers were on HBX, and that business in and of itself justified us doing the transaction from a financial perspective. So we are really focused on this HBX business, it is a business that’s very similar to our SiteCatalyst business, and we think most of those customers are going to want to transition over to SiteCatalyst because it is a better offering. So we are going to try to create a really compelling opportunity for those customers to be able to upgrade. And in addition to, so that’s kind of the financial justification, from a strategic perspective what that allows us to do is really fast forward the investments that we wanted to make in the marketplace over the next 12 to 18 months. We get to do that 12 to 18 months early. So that’s really an opportunity for us when you think about us versus the other competition that is out there, and then making sure that we’re always ready to do battle with Google in making sure that we have the right solution because we’re independent, because of that inherent conflict, we always we are going to be in a good position as long as we a solution that is a good solution for our customers. So we really want to focus on that, and the best way to do that is get more scale and get more mass, so we can continue to build up these products and then also go out and buy additional products that need to be a part of this solution that we know our customers want. So that was the real justification for the deal. It just felt like, number one it makes financial sense and number two it helps us fast forward to the things that we want to accomplish, and the timing really seemed to be perfect for us. www.streetevents.com Contact Us 6 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Nov. 27. 2007 / 4:00PM, OMTR — OMNITURE INC at Credit Suisse 2007 Annual Technology Conference Jason Maynard — Credit Suisse — Analyst You’ve generated very impressive top-line growth relative to your competitors; this acquisition obviously is a consolidation play. How do you sort of balance the risk of disrupting that organic growth machine, vis-à-vis integrating Visual Sciences and from a customer perspective, how are you going to rationalize maybe the product overlap and the potential shift that I think you would like to see [occur] over a longer time frame to the core Omniture platform? Josh James — Omniture Inc. — CEO Sure, and Jason is being nice to us here in public, behinds he’s why aren’t you going faster? But, we are trying, but with Visual Sciences it’s interesting that from a product perspective the HBX versus SiteCatalyst they are some similar that from a customer perspective they are trying to accomplish the same things with the products, so we think on that front, because we’ve had over 80 customers that have moved over the last 18 month to our products from HBX to SiteCatalyst, we feel really good about that core asset that we are really interested in. We are feeling really good about the ability to convert those customers. And then the incremental stuff, like with Visual Sciences, that just seems like it’s frosting on the cake. There is some interesting technology there. We have discovered they had Visual Sciences and those products together over time are going to be able to converge into one product. One of them will be offered via software, and the other via on demand. But even with the software, we’ll offer that on a term basis. So that the financials, the results to us will be similar. But I think in that situation, if you look at our road map on Discover, most of the things that we want to develop are in Visual Sciences. If you look at Visual Sciences road map, most of those things were inside Discover. So those products will converge over time. So we think between those two products converging over time and this thing offered in two different, via two different models, and then SiteCatalyst and HBX being able to combine over time hopefully, we feel like we are in a really good situation to be able to really continue to step on the gas. We’ve talked about Offermatica versus Visual Sciences. Offermatica actually seems more difficult to us internally to acquire and integrate than Visual Sciences. Because Visual Sciences is something that we just know that, we know that business inside and out. So we feel really comfortable taking those customers, essentially there’s $50 million, $60 million of revenue that doing exactly the same thing as the majority of our revenue and so we know how to treat those customers, we know how to work with those customers, and we know how to up sell those customers. So that just feels like a really clean opportunity to us. Jason Maynard — Credit Suisse — Analyst Okay. With that we’ve unfortunately ran out of time here, but the break out session is going to take place in Room 2, so if you guys want to follow up with Josh and Mike, break out in Room 2. Thanks. DISCLAIMER Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. 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Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements regarding Omniture’s business strategy, leadership in the market for Omniture’s services, the strength of its business in 2007 and expectations regarding GAAP and non-GAAP revenue, GAAP and non-GAAP net income and loss, the anticipated benefits of its pending acquisitions and Omniture’s ability to consummate them, expectations regarding the market, and the anticipated success and results of Omniture’s integration efforts relating to the acquisitions completed in 2007. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.
     Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.